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                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE

For immediate release
January 11, 2005

            CanWest reports 16% increase in First Quarter EBITDA (1)
       All continuing operations contribute to year-over-year improvement

WINNIPEG, CanWest Global Communications Corp. today reported financial results for the three months ended November 30, 2004, the first quarter of its 2005 fiscal year. The Company's consolidated revenues for the quarter increased by 9% to $873 million compared to consolidated revenues of $801 million for the same period in the prior year. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (1) for the quarter ended November 30, 2004 were $290 million, a 16% increase from consolidated EBITDA of $250 million for the same period in 2003.

Consolidated net earnings were $35 million or $0.20 per share for the quarter compared to consolidated net earnings of $81 million, or $0.46 per share, for the first quarter of fiscal 2004. Net earnings in the quarter were negatively impacted by non-cash charges related to the successful refinancing of the Company's 12-1/8% Fixed Rate Subordinated Debentures and losses on certain cross currency swaps. Excluding these charges, earnings after tax would have been approximately $100 million.

Commencing in the current fiscal year, and consistent with new accounting requirements, the Company has consolidated the results of The TEN Group pty Limited, which include the operations of the TEN Television Network and Eye Corp. The Company had previously used the equity method to account for its interest in TEN Group. Consolidation of TEN Group significantly increases the Company's reported revenues, expenses, assets and liabilities. There is no impact on the Company's shareholders' equity or net earnings in either the current or prior years. The Company has adopted the new accounting rule on a retrospective basis, and has restated prior periods, providing a comparable basis for comparison of current results with the prior year.

Segmented Results for the Quarter

Revenues for the Company's newspaper and online operations for the quarter were $326 million, 3% higher than the $315 million recorded in the first quarter of fiscal 2004. Newspaper and online EBITDA for the quarter increased by 3% to $85 million, up from $83 million for the same period last year. Run of press revenues account for much of the revenue increase with substantial growth in ad spending by the financial services and automotive sectors, offsetting some weakness in retail advertising. Classified advertising also registered significant year-over-year growth, attributable to a strong real estate market. Newspaper circulation revenue was flat with last year on reduced volumes. Newsprint costs, a major component of total operating costs were down approximately 5% versus last year.

TEN Television Network's EBITDA was $120 million for the quarter, up 30% from last year, on 16% growth in quarterly revenues to $247 million. The TEN Television Network retained its



(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, investment gains and losses, loss on debt extinguishment, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings.

ratings leadership in the 16-39 demographic and its second place position for the older 25-54 demographic and for all viewers. Eye Corp, TEN's out-of-home advertising operation, also recorded excellent year-over-year revenue and EBITDA growth, with EBITDA increasing by 78% to $8 million on a 47% growth in revenues to $29 million for the quarter. The growth at Eye Corp was, in part, attributable to the acquisition in 2004 of the 50% of Eye Shop not already owned by Eye Corp.

CanWest's New Zealand broadcasting operation, CanWest MediaWorks (NZ) Limited, booked impressive revenue and EBITDA growth in the first quarter of fiscal 2005. Revenues at TVWorks were up 18%, to $36 million, generating a 49% gain in EBITDA to $15 million for the quarter. RadioWorks registered an 11% increase in revenues to $24 million for the quarter, with EBITDA also up by 11% to $8 million.

TV3 Ireland also had a strong quarter, with EBITDA increasing by 33% to $5 million for the quarter and revenues increasing by 15% to $11 million.

First quarter revenues for the Company's Canadian broadcasting operations registered a year-over-year increase of 5% to $200 million, reversing the declines experienced in the previous fiscal year. EBITDA of $55 million remained essentially flat to last year's result, mainly due to increased investment in programming for conventional television. Revenues for conventional television continue to be affected by the strong ratings and increased market share of our main competitor. New program acquisitions, including reality shows Sports Illustrated Swimsuit Model Search, The Contender and a new crime drama series Jonny Zero should contribute to positive ratings in the coming months, together with returning favourites Apprentice 3, Survivor, Super Bowl, Simpsons, Vegas, Malcolm in the Middle and the series finale of NYPD Blue.

Highlights of the first quarter include the following:

O In November, the Company successfully completed an exchange offer for the Hollinger Participation Trust Notes. Through the exchange, the Company refinanced its most expensive debt, the 12-1/8% Fixed Rate Subordinated Debentures due 2010, which had an aggregate outstanding principal amount together with accrued interest of $904 million with 8% Senior Subordinated Notes due 2012, with a face value of $908 million (US$761 million). CanWest has fixed the Canadian-dollar equivalent of the entire principal amount of the new notes through hedging arrangements. It is estimated that the annual cash interest savings from the transaction will be approximately $40 million.

        Notwithstanding the $908 million (US$761 million) face value of the new notes, accounting rules require that the debt issued in the exchange offer be valued at fair value as determined by reference to the market value of the new notes. As part of the transaction, the Company issued for cash US$130 million of new notes priced at a premium of 104%. Valuation of all of the new notes on this basis increases the accounting value of the notes by $36 million. This premium will be amortized to income over the life of the debt, effectively, further reducing the annual financing expense from the 8% coupon to approximately 7.30%. The excess of the accounting value of the new notes together with costs of settling the debt over the carrying value of the old debt of approximately $44 million has been charged to income as a loss on extinguishment of the 12-1/8% Fixed Rate Subordinated Debentures.

O       In 2004 the Company entered into agreements with Mirkaei Tikshoret Ltd.
        (MTL) for their joint acquisition of the shares of Palestine Post Limited ("PPL") and of companies operating or owning, or all of the assets comprising, The Jerusalem Post, The Jerusalem Report and their respective publications, internal web sites and online properties.


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        As previously announced by the Company, MTL acquired the shares of PPL from Hollinger International Inc. on December 16th, 2004. The subsequent contemplated transactions between the Company and MTL have not yet closed, as the Company has experienced delays in implementing its agreements with MTL. The Company will provide a further update in due course.

O On November 26, the CRTC awarded the Company's wholly owned subsidiary, Global Communications Ltd., a licence to launch a new FM radio station in Halifax, Nova Scotia. The new station, with a contemporary easy-listening format, is expected to go on-air in mid 2005, and will join Winnipeg's CoolFM, which went on-air in February 2002, and Kitchener's The Beat, which followed in January 2004, as the Company's third Canadian radio station.

Commenting on first quarter results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "The Company performed well in the first quarter, and we are pleased with overall EBITDA growth of 16%. Our international operations continue to score outstanding results with year-over-year EBITDA growth of 32% at the TEN Group in Australia, 49% in New Zealand television and 33% in TV3 Ireland. In Canada, a stronger advertising market in the first quarter helped to stabilize results from Canadian television, but we still have work to do to restore Global Television to its traditional leadership position in Canadian audience ratings. The conventional TV model is stronger than it was throughout last year. The underlying strength of our newspapers was demonstrated by their continued steady 3% growth in EBITDA for the quarter compared to the same period last year, in the face of an overall newspaper industry decline in ad spending. At the corporate level, I am particularly pleased that we were able to significantly strengthen the Company's balance sheet with the refinancing of the Hollinger PIK notes, which represented the most expensive component of the Company's corporate debt. It is unfortunate that the accounting results do not reflect the economic realities of this very successful transaction, which will save the Company an estimated $40 million annually in cash interest expense.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

                                      -30-

For further information contact:

Geoffrey Elliot                                    John Maguire
Vice President, Corporate Affairs                  Chief Financial Officer
Tel: (204) 956-2025                                Tel: (204) 956-2025
Fax: (204) 947-9841                                Fax: (204) 947-9841
gelliot@canwest.com                                jmaguire@canwest.com


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CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

                                              For the three months ended
                                                      November 30,
                                         --------------------------------------
                                              2004                  2003
REVENUE
Television
Canada                                          200,281               191,252
Australia - Network TEN                         246,851               212,960
New Zealand - 3 and C4                           35,751                30,381
Ireland - TV3                                    11,321                 9,860
                                         --------------        --------------
                                                494,204               444,453

Radio - New Zealand                              23,763                21,358

Publications and online - Canada                325,759               315,101

Outdoor - Australia                              28,904                19,692
                                         --------------        --------------
CONSOLIDATED REVENUE                            872,630               800,604
                                         ==============        ==============

OPERATING PROFIT
Television
Canada                                           55,492                56,170
Australia - Network TEN                         120,192                92,350
New Zealand - 3 and C4                           14,677                 9,861
Ireland - TV3                                     4,970                 3,724
                                         --------------        --------------
                                                195,331               162,105

Radio - New Zealand                               7,885                 7,087

Publications and online - Canada                 85,370                83,153

Outdoor - Australia                               7,793                 4,367

Corporate and other                              (6,774)               (6,313)
                                         --------------        --------------
CONSOLIDATED SEGMENT OPERATING PROFIT
   (EBITDA) (1)                                 289,605               250,399
                                         ==============        ==============


(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, investment gains and losses, loss on debt extinguishment, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings.


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                      CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)
          (In thousands of Canadian dollars except as otherwise noted)

                                                      For the three months ended
                                                      --------------------------
                                                             November 30,
                                                             ------------
                                                          2004            2003

Revenue                                                 872,630         800,604
Operating expenses                                      409,924         386,324
Selling, general and administrative expenses            173,101         163,881
                                                        -------         -------
                                                        289,605         250,399
Amortization of intangibles                               4,939           4,538
Amortization of property, plant and equipment            21,680          22,572
Other amortization                                        1,179           1,305
                                                        -------         -------
Operating income                                        261,807         221,984
Interest expense                                        (73,208)        (87,281)
Interest income                                             646           4,700
Amortization of deferred financing costs                 (2,201)         (2,118)
Interest rate and foreign currency swap gains (losses)  (44,598)          1,320
Foreign exchange gains                                   10,496           4,690
Investment gains and losses                               1,635             249
Loss on debt extinguishment                             (43,992)              -
Dividend income                                               -           1,415
                                                        -------         -------
                                                        110,585         144,959
Provision for income taxes                               37,183          30,450
                                                        -------         -------
Earnings before the following                            73,402         114,509
Minority interest                                       (38,407)        (31,254)
Interest in earnings (loss) of equity accounted
   affiliates                                               451            (163)
Realized currency translation adjustments                     -             500
                                                        -------         -------
Net earnings from continuing operations                  35,446          83,592
Loss from discontinued operations                           (31)         (2,096)
                                                        -------         -------
Net earnings for the period                              35,415          81,496
                                                        =======         =======

Earnings per share from continuing operations:
        Basic                                             $0.20           $0.47
        Diluted                                           $0.20           $0.47
Earnings per share:
        Basic                                             $0.20           $0.46
        Diluted                                           $0.20           $0.46

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